P.E. 1/31/02

02012908

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

January 31, 2002

Retalix Limited
(Formerly Point of Sale Limited)
(Translation of Registrant's Name into English)

10 Zarhin Street, Ra'anana 43000, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F..✓..Form:40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes....... No..✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......

- On December 31st, 2001 the registrant presented its shareholders the material annexed herewith as an exhibit to this form 6-K report.
- On January 31st, 2002 the registrant presented its shareholders the material annexed herewith as an exhibit to this form 6-K report.

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Point of Sale Limited
(Registrant)

By: ....
Guy Geri
Controller

January 31, 2002.

Retalix

Contact Information:

Coffin Communications Group
15300 Ventura Boulevard, Suite 303
Sherman Oaks, CA 91403
(818) 789-0100
Crocker Coulson, Partner
crocker.coulson@coffincg.com

Retalix Ltd.
Barry Shaked, CEO
Danny Moshaioff, CFO
Retalix Ltd.
(011) 972-9-776-6677

FOR IMMEDIATE RELEASE

Retalix, Ltd. Affirms Guidance for 2001 Record Revenues, Announces Date of Fourth Quarter Conference Call

Ra'anana, Israel, December 31 2001 – Retalix, Ltd. (Nasdaq: RTLX) announced today that it expects to meet its fourth quarter guidance of revenues exceeding $15 million and continuous operational profitability. These results will bring overall expected revenues in 2001 to over $59 million, an increase of over 60% over the previous year.

"Despite the current volatility in technology spending, Retalix remains comfortable with achieving our financial performance guidance for the fourth quarter and the fiscal year 2001," said Barry Shaked, CEO of Retalix, Ltd.

"In this difficult period for the global economy, we are encouraged by the continuing commitment of our customer base to maintain scheduled roll outs and our solid pipeline of new prospective clients. The food retailing industry remains focused on achieving revenue growth, multi-format integration and operational efficiencies through enhanced information technology. This continues to create a favorable sales environment for Retalix's market-leading enterprise software solutions and web-enabled applications."

The Company will be holding a conference call to discuss results for the fourth quarter of FY 2001 on Tuesday, February 12, 2002 at 10:30 AM EST (07:30 AM PST and 17:30 Israel Time). Participating in the call will be Retalix, Ltd. CEO Barry Shaked and CFO Danny Moshaioff. Fourth quarter results will be released on Tuesday, February 12, 2002 at 5:00 AM EST (2:00 AM PST and 12:00 Israel Time).

This conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site for 90 days.

About Retalix Ltd.

Retalix Ltd., with headquarters in Israel, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that supports a food retailer's essential retailing operations, resulting in increased operating efficiencies and profitability while improving customer acquisition and retention. Retalix systems are operating in over 19,000 stores and quick service restaurants across 41 countries. The Company's Ordinary Shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web sites at www.retalix.com or www.storealliance.com.

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Retalix

Contact Information:
Coffin Communications Group
15300 Ventura Boulevard, Suite 303
Sherman Oaks, CA 91403
(818) 789-0100
Crocker Coulson, Partner
crocker.coulson@coffincg.com

Retalix Limited
Barry Shaked, CEO
Danny Moshaioff, CFO
Retalix Limited
(011) 972-9-776-6677
(760) 931-6940

Productivity Solutions, Inc.
Norman Tsang, VP Marketing
(904) 928-1399
ntsang@ps-inc.com

FOR IMMEDIATE RELEASE

StoreLine and ISS45 POS software by Retalix, Ltd now integrated to Productivity Solutions, Inc. (PSI)'s ACM Self Checkout

RA'ANANA, Israel, January 31, 2002 - Retalix, Ltd (Nasdaq:RTLX) announced today that the base functionality of its StoreLine and ISS45 POS application now integrates to the ACM® Self Checkout solution from Productivity Solutions, Inc. (PSI).

"Customers running StoreLine POS software now have access to a seamless integration into the PSI family of products," said Rick Cumberland, Executive VP of Retalix, USA. "Self checkout is fast becoming a 'must have' application for retailers. We believe that the ACM system from PSI offers retailers a flexible solution that can meet the needs of both large and small format stores."

"This integration significantly expands the universe of retailers who can now offer self checkout to any shopper, regardless of order size," said Norman Tsang, VP of Marketing at PSI. "Because the ACM works well in any store environment, it makes self checkout easily available to the large, diverse StoreLine POS installed base, which includes both large retailers and smaller, independently owned chains."

The ACM (Automated Checkout Machine), with its patented conveyor-based lane design, closely resembles a conventional checkout lane, yet incorporates full-color touch-screen, multi-media instruction, and online lookup screens to make it customer friendly and easy to use. It also provides the flexibility to accommodate shoppers with full or express size orders, which has led some retailers to see a significant increase in volume of sales and items in their stores.

Editor's Note: Retalix and PSI will be exhibiting at Marketechnics 2002, San Diego Convention Center, February 3-5. Please visit Retalix at booth 1505 and PSI at booth 1033.

About Retalix Ltd.

Retalix Ltd., with headquarters in Israel, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. Recently, the Company expanded its product line by offering its head and back-office applications via the Internet to small chains and single store food retailers. With installations in more than 20,000 stores and quick service restaurants across 41 countries, the Company markets its software solutions through direct sales, distributors, local dealers and through its U.S. subsidiary, Retalix USA, Inc., and its various other subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's Ordinary Shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web sites at www.retalix.com or www.storealliance.com.

About PSI

Productivity Solutions, Inc. is a leading manufacturer and distributor of automated self checkout solutions in the US. Headquartered in Jacksonville, Florida, the company provides retailers with industry-leading software and systems designed specifically to enhance productivity while improving customer service. PSI, a private company, is backed by venture capital partners including Canaan Partners and GE. For more information about ACM Self Checkout and PSI, please visit www.ps-inc.com.

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Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include PSI's use of the software, the integration of its systems, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 1999, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.